	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-145
WASHINGTON, D.C. 200549	Expires:	February 28, 2009
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SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)*
Amendment No. 1

DOUGLAS EMMETT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25960P 10 9

(CUSIP Number)

William Kamer, Secretary
808 Wilshire Boulevard
Suite 200
Santa Monica, CA 90401
Telephone:  310 255 7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  25960P 10 9

1	Names of Reporting Persons Kenneth M. Panzer
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) □ (b) □
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization USA
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 10,863,549
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,863,549
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,863,549
12	Check if the Aggregate Amount in Row (11) Excludes □ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 8.3%
14	Type of Reporting Person (see instructions) IN

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CUSIP NO.  25960P 10 9

Item 1.                      Security and Issuer

This filing relates to the common stock, $0.01 par value (the "Common Stock") of Douglas Emmett, Inc., a Maryland corporation (the "Issuer") and Common Stock equivalents of the Issuer as described in Item 5.  The Issuer's principal executive office is located at 808 Wilshire Boulevard, Suite 200, Santa Monica, CA 90401.

Item 2.                      Identity and Background

(a) Kenneth M. Panzer (the "Reporting Person").

(b) The Reporting Person’s business address is 808 Wilshire Boulevard, Suite 200, Santa Monica, CA 90401.

(c) The Reporting Person is the Chief Operating Officer of the Issuer, whose principal executive office is located at 808 Wilshire Boulevard, Suite 200, Santa Monica, CA 90401.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration

The recent acquisitions of securities by the Reporting Person have been as a result of grants to him as an employee under the Issuer’s 2006 Equity Incentive Plan, which have included both options to purchase the Issuer's common stock and Long Term Incentive Plan Units of Douglas Emmett Properties, LP, of which the Issuer is the general partner.  Accordingly, no cash consideration has been required.

Item 4.                      Purpose of Transaction

The recent acquisitions of securities by the Reporting Person have been as a result of grants to him as an employee under the Issuer’s 2006 Equity Incentive Plan, which have included both options to purchase the Issuer's Common Stock and Long Term Incentive Plan Units of Douglas Emmett Properties, LP, of which the Issuer is the general partner.

The Reporting Person reserves the right, consistent with applicable law, to acquire (whether through open market purchases, block trades, private acquisitions, exercises of options, conversion of securities of Douglas Emmett Properties, LP or otherwise) and/or to dispose of securities of the Issuer, in each case in light of the Reporting Person’s continued evaluation of Issuer market conditions and other factors deemed relevant by the Reporting Person.

The Reporting Person did not acquire these securities in the expectation of taking any of the actions specified under Instruction 4 to Schedule 13D, except in his capacity as a member of the Board of Directors and /or management of the Issuer.  However, the Reporting Person reserves the right, consistent with applicable law, to formulate other purposes, plans or proposals regarding Issuer and any of its securities, including any of the actions specified under Instruction 4 to Schedule 13D.

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CUSIP NO.  25960P 10 9

Item 5.                      Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 10,863,549 shares ("Shares") constituting 8.3% of the outstanding Common Stock of the Issuer.  The number of outstanding shares is based upon the number of outstanding shares set forth in the Issuer's Form 10-Q for the quarterly period ended September 30, 2009 (121,559,388 shares of Common Stock) plus 37,039 limited partnership common units ("OP Units") of Douglas Emmett Properties, LP, of which the Issuer is the general partner, and which were redeemed for Common Stock of Issuer through December 31, 2009.  For purposes of computing the Reporting Person's percentage beneficial ownership, the total number of shares of Issuer's Common Stock considered to be outstanding is 121,596,427.  The Shares consist of (A) an aggregate of 1,923,568 shares of Common Stock of the Issuer; (B) an aggregate of 4,224,771 vested employee stock options ("Stock Options") which are exercisable within 60 days hereof; and (C) an aggregate of 4,715,210 OP Units of Douglas Emmett Properties, LP of which the Issuer is the general partner and which are redeemable by the Reporting Person within 60 days hereof for an equivalent number of shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to all 10,863,549 Shares.

(c) Under the Issuer's 2006 Omnibus Incentive Plan, on January 19, 2010, the Reporting Person was granted 525,763 Stock Options exercisable at the rate of $15.05 per share of which 262,882 shares were vested immediately; and 110,742 LTIP Units which have no conversion or exercise price and of which 55,371 LTIP Units were vested immediately.  The LTIP Units are convertible into OP Units (and indirectly into Common Stock of the Issuer) on a one-for-one basis.  LTIP Units are subject to two year lock-out provisions and therefore, are not included during that period in the aggregate number of Shares in this Schedule 13D or in the calculation of percent of class in Row 11 and Item 5(a) hereof.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                      Material to Be Filed as Exhibits

Not applicable.

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CUSIP NO.  25960P 10 9

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2010
(Date)

/s/ Kenneth M. Panzer
(Signature)

Kenneth M. Panzer, Chief Operating Officer
(Name and Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized  representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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